                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
------
FORM 4                                                      OMB APPROVAL
------                                             -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  3235-0287
    subject to Section 16. Form 4                  Expires:  December 31, 2001
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 0.5
                                                   -----------------------------


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

   Carruthers,                         Julie                           A.
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)

   6053 West Century Blvd. Suite 1100
--------------------------------------------------------------------------------
                                    (Street)

Los Angeles,                       California                        90045
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   California Pizza Kitchen, Inc.
--------------------------------------------------------------------------------
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4. Statement for Month/Year

   August 2000
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
              (Check all applicable)


                  Director                         10% Owner
           -----                           ------

             X    Officer                          Other
           -----  (give title below)       ------  (Specify below)

                  Vice President Human Resources and Training
                  -------------------------------------------
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7. Individual or Joint/Group Filing (Check Applicable Line)

     X   Form filed by One Reporting Person
   -----
         Form filed by More than One Reporting Person
   -----
--------------------------------------------------------------------------------

                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3, 4 and 5)           Owned at       (D) or         Ownership
                                (Month/   -----------------------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount   (A) or    Price       (Instr. 3       (I)
                                 Year)                             (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
  Common Stock                 08/07/00     C               222      A                                      D
--------------------------    ----------  ------  ----   --------  ------    --------   -------------- ------------  -------------
  Common Stock                 08/07/00     C               175      A                                      D
--------------------------    ----------  ------  ----   --------  ------    --------   -------------- ------------  -------------
  Common Stock                 08/30/00     X               887      A       $15.0000        11,721         D
--------------------------    ----------  ------  ----   --------  ------    --------   -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    --------   -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    --------   -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    --------   -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    --------   -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    --------   -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    --------   -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    --------   -------------- ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                         (Over)


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g. puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transaction   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month/Day/      (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month/Day/
                                    Security                                                                        Year)
                                                                  ---------------   --------------------------   -------------------
                                                                    Code      V         (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
 Convertible Preferred A                             08/07/00        C                                 222
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
 Convertible Preferred B                             08/07/00        C                                 175
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
 Incentive Stock Option (right    $15.0000           08/30/00        X                                 887       09/01/00 09/01/00
 to buy)
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
 Incentive Stock Option (right     $15.0000                                                                                09/01/01
 to buy)
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
 Non-Qualified Stock Option        $ 2.5000                                                                               08/19/08
 (right to buy)
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
 Non-Qualified Stock Option        $ 6.5400                                                                               02/02/09
 (right to buy)
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
 Non-Qualified Stock Option        $8.7000                                                                                11/02/09
 (right to buy)
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------
 Non-Qualified Stock Option        $15.0000          08/02/00        A        V         15,000                   02/02/00 08/02/10
 (right to buy)                                                                                                     (1)
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title      Amount or
             Number of
             Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
 Common Stock     222                                             0                        D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
 Common Stock     175                                             0                        D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
 Common Stock     887                                             0                        D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
 Common Stock   4,611                                         4,611                        D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
 Common Stock  18,750                                        18,750                        D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
 Common Stock  12,500                                        12,500                        D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
 Common Stock  12,500                                        12,500                        D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
 Common Stock  15,000                                        15,000                        D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:


                              /s/ Julie A. Carruthers            09/08/2000
                              -------------------------------    --------------
                              **Signature of Reporting Person         Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

(1) This stock option vests in 8 equal semi annual installments beginning on February 2, 2001.
                                                                          Page 2
                        Date: 9/7/00       Time:5:40:40 PM       SEC 1474 (3-99)